18001279

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 19 2018
Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hollister Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

713 New Market Drive
(No. and Street)

Mt. Pleasant (City) South Carolina (State) 29464 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B. Portwood 404-317-4781
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Glaser and Company, LLC
(Name – *if individual, state last, first, middle name*)

149 East Bay Street Suite 200 (Address) Charleston (City) SC (State) 29401 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William B. Portwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hollister Associates, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

MARIA I. ZERPA NOTARY EXPIRES GEORGIA May 18, 2020 PUBLIC FULTON COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLLISTER ASSOCIATES, LLC
MOUNT PLEASANT, SOUTH CAROLINA

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

GLASER + COMPANY
certified public accountants

HOLLISTER ASSOCIATES, LLC
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

SUPPLEMENTAL SCHEDULES AND REPORTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Hollister Associates, LLC
Mount Pleasant, South Carolina

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Hollister Associates, LLC (the "Company") as of December 31, 2017, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hollister Associates, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Hollister Associates, LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCOAB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental schedules I to III on pages 10 to 13 have been subjected to audit procedures performed in conjunction with the audit of Hollister Associates, LLC's financial statements. The supplemental information is the responsibility of Hollister Associates, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, supplemental schedules I to III on pages 10 to 13 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Glaser and Company, LLC

We have served as the Hollister Associates, LLC's auditor since 2015
Glaser and Company, LLC
Charleston, South Carolina
March 15, 2018

HOLLISTER ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	21,858
Accounts receivable		32,499
Total Assets	$	54,357

LIABILITIES AND MEMBERS' EQUITY

Total Liabilities	$	2,985
Members' Equity		51,372
Total Members' Equity		51,372
Total Liabilities and Members' Equity	$	54,357

See Accompanying Notes to Financial Statements.

HOLLISTER ASSOCIATES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:		
Commissions and fees	$	1,695,206
Consulting		729,348
Representative fee		162,672
Interest income		20
		2,587,246
EXPENSES:		
Commissions		2,413,155
Professional services		43,003
Regulatory fees		14,211
Insurance		828
Contract labor		104,800
Other expenses		3,007
		2,579,004
Net Income	$	8,242

See Accompanying Notes to Financial Statements.

HOLLISTER ASSOCIATES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

Members' Equity, Beginning of Year	$	43,130
Contributions		90,000
Distributions		(90,000)
Net Income		8,242
Members' Equity, End of Year	$	51,372

See Accompanying Notes to Financial Statements.

HOLLISTER ASSOCIATES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2017

Balance, Beginning of Year	$	-
Increases		-
Decreases		-
Balance, End of Year	$	-

See Accompanying Notes to Financial Statements.

HOLLISTER ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows from Operating Activities:		
Cash received from customers	$	2,565,900
Cash paid to suppliers and contractors		(2,576,019)
Net cash used for operating activities		(10,119)
Cash Flows from Financing Activities:		
Distributions		(90,000)
Contributions		90,000
Net cash (used for) provided by operating activities		-
Net Decrease in Cash and Cash Equivalents		(10,119)
Cash and Cash Equivalents, Beginning of Year		31,977
Cash and Cash Equivalents, End of Year	$	21,858
Reconciliation of Net Income to Net Cash Used for Operating Activities:		
Net Income	$	8,242
Adjustments to reconcile net income to net cash used for operating activities:		
Increase in accounts receivable		(21,346)
Increase in accounts payable		2,985
Net Cash Used for Operating Activities	$	(10,119)

See Accompanying Notes to Financial Statements.

HOLLISTER ASSOCIATES, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Hollister Associates, LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business

Hollister Associates, LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides mergers and acquisitions, capital raising, and consulting services to institutions and funds through associated persons. Hollister Associates, LLC is a limited liability company organized under the laws of the State of South Carolina.

The Company operates under the provisions of Paragraphs (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. The Company does not hold customer accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker-dealer. The Company does not hold any funds or securities for or owe money or securities to customers.

Limited Liability Company

The operating agreement of the Company provides that the Company is shall continue to operate unless terminated earlier in accordance with the terms of the operating agreement or the South Carolina Uniform Limited Liability Company Act.

Cash and Cash Equivalents

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at the institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 and may from time to time be in excess of those limits. For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Commissions

Commission's revenue and related expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company does not incur income taxes; instead, its earnings are included in the members' personal income tax returns and taxed depending on their personal tax situations. The financial statements, therefore, do not include a provision for income taxes.

The Company recognizes and measures its unrecognized tax positions in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax position is adjusted when new information is available, or when an event occurs that requires a change. Management has considered this guidance and there was no impact to these financial statements associated with this consideration.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue Recognition

Consulting fees are substantially reported based on an hourly rate or arranged project rate, and billed on a monthly basis and recognized in the period of service. Commissions and fees are recognized under the terms of the contract. Any other fees are success based and are recognized at the close of the transaction when considered earned. Consulting and commissions earned and generally passed on to affiliated representatives as commission expense (with a small percentage retained by the Company in some instances). Representative fees are billed monthly to participating representatives and are recognized in the month of service and is the primary operating revenue for the Company.

2. CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES

Industry and Regulatory Requirements

The Company is subject to complex legal and regulatory requirements that continue to evolve. The Company might be subject to a variety of legal proceedings including FINRA arbitrations, as well as civil lawsuits, class actions and other regulatory examinations, reviews, investigations (both formal and informal), audits and requests for information by various governmental regulatory agencies and self-regulatory organizations in jurisdictions where the Company does business.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, based on the historical trends the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered in the normal course of business. The maximum potential amount of the future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

3. RELATED PARTY ACTIVITIES AND CONCENTRATION

The Company collects a fixed monthly representative fee as its primary source of net operating revenue from its representative broker-dealers. Representative fees collected from one of the Company's members was $7,500 for the year ended December 31, 2017.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $18,873, which was in excess of its required net capital.

5. OWNERSHIP CHANGE

During the year that ended December 31, 2017, Cliffhanger Investments, LLC contributed $90,000 to purchase a portion of the shares owned by existing members. This action did not result in a change in member's equity as $90,000 was remitted to the existing members on a pro-rata based on their member interest.

6. RECENT PRONOUNCEMENTS

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers, to clarify the principles used to recognize revenue for all entities. Subsequently, in August 2015, the FASB issued ASU 2015-14, which delayed the effective date for nonpublic companies to annual periods beginning after December 15, 2018. The Company is currently evaluating the impact adopting this guidance will have on its financial position, results of operations, and cash flows.

7. SUBSEQUENT EVENTS

Management has evaluated the effect subsequent events would have on the financial statements of the Company at December 31, 2017, through March 15, 2018 which is the date the financial statements were available to issue. There were no material subsequent events requiring recognition or additional disclosure in these financial statements.

HOLLISTER ASSOCIATES, LLC
SCHEDULE I – COMPUTATION NET CAPITAL PURSUANT TO RULE 15c3-1 - CONTINUED
DECEMBER 31, 2017

Aggregate Indebtedness:		
Accounts payable and other liabilities	$	2,985
Total aggregate indebtedness:	$	2,985
Net Capital:		
Members' equity	$	51,372
Adjustments to net capital:		
Accounts receivable		(32,499)
Net Capital, as defined		18,873
Minimum Net Capital Requirement		5,000
Net Capital in Excess of Requirement	$	13,873
Ratio of Aggregate Indebtedness to Net Capital		16%

See Report of Independent Registered Public Accounting Firm.

HOLLISTER ASSOCIATES, LLC
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2017

	UNAUDITED	
	Per FOCUS Report	Difference from Audited Financial Statements
Aggregate Indebtedness:		
Total aggregate indebtedness:	$ 2,985	$ -
Net Capital:		
Member's equity	$ 87,212	$ (35,840)
Adjustments to net capital:		
Accounts receivable	(68,339)	(35,840)
Net Capital, as defined	18,873	-
Minimum Net Capital Requirement	5,000	-
Net Capital in Excess of Requirement	$ 13,873	$ -
Ratio of Aggregate Indebtedness to Net Capital	16%	

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2017 as filed by Hollister Associates, LLC on X-17a-5. Accordingly, no reconciliation is necessary.

See Report of Independent Registered Public Accounting Firm.

HOLLISTER ASSOCIATES, LLC
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2017

Schedule II - Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 is not applicable for Hollister Associates, LLC at and for the year ended December 31, 2017.

See Report of Independent Registered Public Accounting Firm.

HOLLISTER ASSOCIATES, LLC
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2017

Schedule III - Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is not applicable for Hollister Associates, LLC at and for the year ended December 31, 2017.

See Report of Independent Registered Public Accounting Firm.

GLASER + COMPANY
certified public accountants

American Institute of CPAs | Public Company Accounting Oversight Board | SC Association of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Hollister Associates, LLC
Mount Pleasant, South Carolina

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hollister Associates, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hollister Associates, LLC claimed an exemption from 17 C.F .R. §240.15c3-3 ((2)(i)) (the "exemption provisions") and (2) Hollister Associates, LLC stated that Hollister Associates, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hollister Associates, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), and, accordingly, included inquiries and other required procedures to obtain evidence about Hollister Associates, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Glaser and Company, LLC

Glaser and Company, LLC
Charleston, South Carolina
March 15, 2018

Glaser and Company, LLC
149 East Bay Street, Suite 200, Charleston, South Carolina
www.glasercompany.com | P 843.849.0655 | F 843.872.0533 |

Hollister Associates, LLC
713 New Market Drive
Mt. Pleasant, South Carolina 29464
(401) 465-3080

SEC Rule 15c3-3 Exemption

Hollister Associates, LLC (the Company) claims only one exemption from SEC Rule 15c3-3 for the fiscal year ending December 2017. The Company is exempt from the requirements of SEC Rule 15c3-3 ("Customer Protection Rule") under subparagraph (k)(2)(i).

There are three types of exemptions to SEC Rule 15c3-3: (k)(1), (K)(2)(i), and (k)(2)(ii). The firm is unable to avail itself to the (k)(2)(ii) exemption as it applies to introducing broker-dealers who have a clearing relationship and do not hold customer funds or securities. The firm does not maintain a clearing relationship.

The Company is exempt under (k)(2)(i) for the following reasons. 1) The firm requested and was granted such exemption in its Membership Agreement with FINRA. 2) The firm does not hold customer funds or securities, in fact does not receive any customer funds or securities. 3) Any transmittal of any funds by a customer would be handled through a bank account in which the firm is not an owner or beneficiary. 4) The firm carries no margin accounts.

The Company met the identified provision throughout the most recent fiscal year without exception.

I, William B. Portwood, swear and affirm that, to my best knowledge and belief, this exemption report is true and correct.

William B. Portwood
CFO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-PROCEDURES

To the Members
Hollister Associates, LLC
Mount Pleasant, South Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 rules, we have performed the procedures enumerated below, which were agreed to by Hollister Associates, LLC and Securities Investor Protection Corporation, with respect to the accompanying General Assessment Reconciliation (Form SIPC-7), solely to assist you and SIPCA in evaluating Hollister Associates, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hollister Associates, LLC's management is responsible for Hollister Associates, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2017 with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Glaser and Company, LLC

Glaser and Company, LLC
Charleston, South Carolina
March 15, 2018

Glaser and Company, LLC
149 East Bay Street, Suite 200, Charleston, South Carolina
www.glasercompany.com | P 843.849.0655 | F 843.872.0533 |

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Hollister Associates, LLC
713 New Market Drive
Mt. Pleasant, SC 29464
DEA: FINRA
FINRA CRD#: 173366; SEC# 8-59538
FY MONTH END: December

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William B. Portwood (404) 317-4781

2. A. General Assessment (item 2e from page 2) $3,907

B. Less payment made with SIPC-6 filed (exclude interest) (1,408)
8/6/17 (date check cleared)
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2,499

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $2,499

G. PAYMENT: √ the box
Check mailed to P.O. Box [✓] Funds Wired [ ]
Total (must be same as F above) $2,499

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hollister Associates, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 14th day of February, 20 18.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,604,988
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$2,604,988
2e. General Assessment @ .0015 Rate effective 1/1/2017	$3,907
	(to page 1, line 2.A.)

FINRA™
Financial Industry Regulatory Authority

Via email (bportwood@hollisterassociatesllc.com)

February 28, 2018

William B. Portwood, FINOP
Hollister Associates, LLC
713 New Market Drive
Mt. Pleasant, South Carolina 29464

Re: Hollister Associates LLC (CRD No. 173366) 2017 Annual Audit Report

Dear Mr. Portwood:

In reply to your letter dated February 24, 2018, please be advised that your request for an extension of time in which to file the required annual audited financial report as of December 31, 2017, pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This is extension of 10 business-days is granted upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expect to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before March 15, 2018 could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

Sincerely,

/s/ John Pursley

John Pursley
Principal Regulatory Coordinator

CC: U.S. Securities and Exchange Commission
Atlanta Regional Office
Richard Best, Regional Director
950 East Paces Ferry, N.E., Suite 900,
Atlanta, GA 30326

Almira Musovic, Sr. Administrative Assistant – FINRA